Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05005012

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2005-01-03

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release "Henkel successfully completes acquisition of Sovereign Speciality Chemicals".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

Encl.


Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel successfully completes acquisition of Sovereign Specialty Chemicals", which we distributed to the media.

Please pass this information on to your staff as appropriate.

With my very best regards

Ernst Primosch

Press Release

Henkel sustainably strengthens its craftsmen and industrial businesses in the USA

Henkel successfully completes acquisition of Sovereign Specialty Chemicals

Düsseldorf/Chicago – The acquisition of the U.S. adhesives company Sovereign Specialty Chemicals, Inc. by Henkel Corporation, a U.S. affiliate of Henkel KGaA, was successfully completed on December 27, 2004. The transaction value of the ac-quisition is approximately 575 million USD.

"The acquisition of Sovereign Specialty Chemicals provides Henkel in North America with a substantial and growing business in the craftsmen and DIY adhesives and sealants market and complements the industrial segment in an ideal way. We now hold a strong number two position in both segments in the U.S. market", says Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "With the successful

completion of all acquisitions made in 2004, the Henkel Group will generate about 25 percent of its sales in the USA."

Sovereign Specialty Chemicals employs about 900 people worldwide and realized sales of 391 million USD in the period July 1, 2003 through June 30, 2004. The prod-uct range encompasses technologically sophisticated adhesives, sealants and coat-ing materials for various industrial applications as well as for the craftsmen and DIY market segment.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Seal-ants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

This document contains forward-looking statements which are based on current estimates and assumptions made by the corporate management of Henkel KGaA. Statements with respect to the future are characterized by the use of words such as "expect", "intend", "plan", "anticipate", "believe", "estimate", and similar terms. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

December 28, 2004

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-4040

press@henkel.com
press.henkel.com